UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34249

FARMER BROS. CO.
(Exact name of registrant as specified in its charter)

20333 South Normandie Avenue Torrance, California 90502 (310) 787-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Junior Participating Preferred (1)
(Titles of each class of securities covered by this Form)

Common Stock, $1.00 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Farmer Bros. Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 24, 2015	FARMER BROS. CO.
By: /s/ Mark J. Nelson
Mark J. Nelson Treasurer and Chief Financial Officer

(1)
The rights to purchase Series A Junior Participating Preferred Stock (the “Rights”) expired on March 28, 2015 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of March 17, 2005, between Farmer Bros. Co., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as Rights Agent. The Company filed a Form 8-A with the Securities and Exchange Commission (the “Commission”) on March 16, 2005, as amended by Amendment No. 1 on Form 8-A/A filed with the Commission on March 18, 2005, to register the Rights.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.